Exhibit 99.7

GH Group, Inc. and Mercer Park Brand Acquisition Corp. Complete de-SPAC Transaction, Creating the Largest Cannabis Brand-Building Platform in California

Creates a Highly Expansive, Fully Integrated Cannabis Business in California, the World’s Largest Cannabis Market

Long-term Cultivation Expansion to 6 Million ft2 of State-of-the-Art Greenhouse Represents by Far the Largest Capacity of Any Cannabis Operator in the U.S.

Retail Footprint Expected to Reach 23 Operational Dispensaries by H1 2022, More Than Double the Next Largest Retail Operator

Current Brand Portfolio Includes Glass House Farms – the #2 Ranked Flower Brand in California (YE2020 per BDS Analytics), as well as Forbidden Flowers and Mama Sue

SANTA BARBARA and TORONTO, June 29, 2021 // -- GH Group, Inc., one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., today announced the completion of its business combination (the “Transaction”) with Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF) (“BRND”), a special purpose acquisition company (SPAC), to create Glass House Brands Inc. (“Glass House” or the “Company”), with the intent to focus on branded product businesses in cannabis and/or cannabis-adjacent industries. The subordinate, restricted and limited voting shares and warrants of Glass House are approved for listing on the NEO Exchange under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. Trading will commence on July 5, 2021.

“With one of the strongest retail and wholesale networks in our industry combined with best-in-class cultivation processes and our scaled and highly efficient cost structure, we are exceptionally well-positioned to capitalize on the growing statewide and national consumer packaged goods (“CPG”) opportunity,” said Kyle Kazan, Glass House Chairman and CEO. “We look forward to leveraging our leadership position in California to introduce high-quality, sustainably grown, craft cannabis to the market to support the health and enjoyment of our consumers, as well as our environment and our community.”

Graham Farrar, President of Glass House added, “This is a significant milestone for our business, and I would like to thank all of our employees, the entire Mercer Park team, our shareholders, and our advisors for their efforts in making this transaction a success. We have brought together some of the strongest operators and assets in our industry to lead the world’s largest cannabis market by consolidating additional brands and bringing them to scale to deliver strong value for our shareholders.”

For Transaction details, investors and security holders may obtain a copy of the final prospectus (the “Prospectus”) associated with the Transaction under the Company’s profile on SEDAR at www.sedar.com and BRND’s website at https://www.mercerparkbrand.com and https://www.glasshousegroup.com.

Effective on closing, the board of directors and senior management team of Glass House was reformed as follows:

Board of Directors:

•	Kyle Kazan - Co-Founder, Chairman & CEO of Glass House, brings more than 30 years of successful private equity and investment experience with a focus on commercial real estate globally.
•	Graham Farrar - Co-Founder and President of Glass House, brings his dedication to the cannabis plant and over 20 years of entrepreneurial experience, including being part of the original founding teams at Software.com and Sonos.

•	Jamie Mendola - Head of Strategy and M&A at Mercer Park LP, has over 20 years of experience as a private and public equity investor; founder and CEO of Pacific Grove Capital which launched one of the earliest dedicated SPAC funds in the U.S.
•	Humble Lukanga - Founder of Life Line Financial Group, a premiere wealth management firm servicing the entertainment and sports industry.
•	Jocelyn Rosenwald - Co-Founder of Glass House, is a veteran of the real estate investment and management industry.
•	Hector De La Torre - Member of the California State Assembly (LA 2004-2010), current Chair of LA Care, the largest public health plan in the US, and a trustee of Occidental College.
•	George Raveling - First African American basketball coach in the Pac 12, head basketball coach at Washington State, University of Iowa and USC; assistant coach US Olympic teams in 1984 and 1988, former Director of International Basketball at Nike, and member of the Naismith Memorial Basketball Hall of Fame.
•	Bob Hoban - 12-year veteran of the cannabis industry and Founder of Hoban Law Group, a leading commercial cannabis law firm and co-founder of Gateway Proven Strategies, a global cannabis consulting firm.

Senior Management Team:

•	Kyle Kazan, Chief Executive Officer
•	Graham Farrar, President
•	Derrek Higgins, Chief Financial Officer
•	Daryl Kato, Chief Operating Officer
•	Jamin Horn, General Counsel & Secretary

Glass House Group Transaction Highlights

•	Expansive cultivation, retail and wholesale footprint:

•	Cultivation: Glass House currently operates a cultivation footprint of over 500,000 ft2, producing over 110,000 lbs. of biomass per year. Glass House also has an agreement to acquire an additional 5.5 million ft2 state-of-the-art Southern California Greenhouse (“SoCal Greenhouse”), an agricultural producer that will transition in phases to cannabis cultivation. This additional capacity is expected to increase Glass House’s current footprint to up to approximately 2.5 million ft2 by 2023. The Company’s total, targeted long-term footprint of 6 million ft2 is expected to be by far the largest cultivation capacity in California.
•	Retail: Across the four award-winning dispensaries it currently operates in California, Glass House generated 365,000 transactions, an average in-store ticket of US$65 and an average delivery ticket of US$101 in 2020. In addition to its current footprint, Glass House has entered into an agreement to merge with 17 in-process retail licensed entities from Element 7, LLC (“Element 7”), a California company with a proven track record in winning licenses. These licenses, together with two new recent license awards, are expected to bring the Company’s retail footprint to a total of 23 open locations by the end of the first half 2022, representing the highest statewide store count of any single California cannabis operator.
•	Wholesale: Since beginning its CPG business in early 2020, Glass House added 550 retail doors to its CPG distribution, achieving a US$50 million annualized revenue run rate for its wholesale business at year-end. Over the long term, the Company aims to build its wholesale network to over 700 dispensaries statewide.

•	Growing, differentiated brand portfolio:

o	Glass House Farms: The company’s 1st flower brand for the everyday cannabis consumer launched in early 2020, reaching 4% market share and rising from #63 to #2 on BDS’ statewide ranking by year-end 2020.
o	Forbidden Flowers: Bella Thorne’s female Millennial- and Gen-Z-targeted brand, spanning THC flower, hemp flower, and soon, vape products.
o	Mama Sue: Well-known industry activist Sue Taylor’s brand offers wellness-focused tincture products targeted to consumers aged 35 and older.

•	Robust financial profile:

o	Strong momentum: In 2020, Glass House grew revenue 185% year-over-year to US$53 million and generated positive adjusted EBITDA, driven by its expanded cultivation and distribution footprint, improved supply chain and production efficiencies, and enhanced consumer brand profile. Including the assets of the Southern California Greenhouses and proposed Element 7 retail licenses, the combined company expects to generate full-year 2022 revenue and adjusted EBITDA of approximately US$326 million and US$104 million, respectively.
o	Accelerating cost efficiencies: Glass House has agreed to purchase the additional Southern California Greenhouse capacity at US$40 per ft2, or US$55 per ft2 on an all-in basis, including capital expenditures required to convert the facility to cannabis cultivation. As its expanded greenhouse facilities ramp over time, Glass House expects to reduce production costs from the current rate of approximately US$150/lb. to US$100/lb.
o	Free cash flow positive: Glass House Group expects to achieve positive cash flow from operations in 2022. Capital expenditure investments to expand cultivation and retail operations are expected to exceed $65 million through 2023 and will be funded from operating cash flow, balance sheet cash and other financing, as needed.

Canaccord Genuity Corp acted as financial advisor to BRND. Stikeman Elliott LLP and Hodgson Russ LLP acted as legal counsel to BRND. Venable LLP and Cassels Brock & Blackwell LLP acted as legal counsel to GH Group, Inc.

Early Warning Disclosure – GH Group Founders

Upon the closing of the Transaction, each of Kyle Kazan, Chairman and Chief Executive Officer of Glass House, and Graham Farrar, President of Glass House (the “GH Founders”), acquired (or is deemed to have acquired), directly or indirectly, beneficial ownership of, or control or direction over the Equity Shares (as defined below) and the MVS (as defined below) in the capital of Glass House as detailed below. The GH Founders did not hold any securities of BRND prior to the closing of the Transaction.

Each GH Founder acquired the securities as partial consideration under the Transaction and holds such securities for investment purposes. Each GH Founder may in the future increase or decrease their securities ownership in Glass House, as circumstances warrant.

In satisfaction of the requirements of National Instrument 62-104 - Take-Over Bids and Issuer Bids and National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, an early warning report respecting the acquisition of securities by each GH Founder will be filed and available under Glass House’s profile on SEDAR at www.sedar.com, or by contacting Glass House at 562-264-5078. Glass House’s head office is located at 3645 Long Beach Blvd., Long Beach, California, USA 90807.

Kyle Kazan, Chairman and Chief Executive Officer of Glass House

Mr. Kazan acquired (or is deemed to have acquired) 3,544,752 subordinate, restricted or limited voting shares of Glass House (having one vote per share) (collectively, the “Equity Shares”, which reference shall include, Equity Shares issuable to each GH Founder on exchange of exchangeable shares of Glass House’s subsidiary, MPB Acquisition Corp., acquired under the Transaction on a one-for-one basis (collectively, the “Exchangeable Shares”)), representing approximately 4.3% of the outstanding Equity Shares. The Equity Shares are valued at US$10.00 per Equity Share (C$12.34 based on US$1:C$1.2335) (other than two Equity Shares which were subscribed for by the acquiror for an aggregate price of US$10.00 (C$12.34)). The total value of the Equity Shares is US$35,447,510 (C$43,724,504).

In addition, Mr. Kazan acquired 2,025,244 multiple voting shares of Glass House (having 50 votes per share, which securities vote together with the Equity Shares as if they were a single class, except where otherwise required by law or stock exchange requirements) (collectively, the “MVS”), representing approximately 46.5% of the outstanding MVS. The acquiror paid US$0.0001 (C$0.12) per MVS, or a total of US$202.53 (C$249.82).

Mr. Kazan’s total voting power based on Equity Shares and MVS is approximately 32.7%.

Graham Farrar, President of Glass House

Mr. Farrar acquired (or is deemed to have acquired) 1,224,289 Equity Shares, representing approximately 1.5% of the outstanding Equity Shares. The Equity Shares are valued at US$10.00 per Equity Share (C$12.34 based on US$1:C$1.2335) (other than two Equity Shares which were subscribed for by the acquiror for an aggregate price of US$10.00 (C$12.34)). The total value of the Equity Shares is US$12,242,890 (C$15,101,605).

In addition, Mr. Farrar acquired 1,321,087 MVS, representing approximately 27.8% of the total number of outstanding MVS. The acquiror paid US$0.0001 (C$0.12) per MVS, or a total of US$132.11 (C$162.96).

Mr. Farrar’s total voting power based on the Equity Shares and the MVS is approximately 20.6%.

Early Warning Disclosure – Mercer Park Brand, L.P.

Immediately prior to the closing of the Transaction, Mercer Park Brand, L.P. (“Mercer”), the former sponsor of BRND, held 10,178,751 Class B shares of BRND (“Class B Shares”), which represented 99.8% of the issued and outstanding Class B Shares.

In connection with the Transaction, Mercer exchanged 10,178,751 Class B Shares for 8,665,288 Equity Shares, representing 10.45% of the issued and outstanding Equity Shares and a total voting power of approximately 2.7% (or approximately 18.7% of the issued and outstanding Equity Shares and a total voting power of approximately 5.2% on a partially diluted basis). Additionally, Mercer transferred an aggregate of 341,914 Equity Shares to certain securityholders, following which Mercer exercised ownership and control over 8,323,374 Equity Shares, representing 10.04% of the issued and outstanding Equity Shares and a total voting power of approximately 2.6% (or approximately 18.3% of the issued and outstanding Equity Shares and a total voting power of approximately 5.1% on a partially diluted basis). In addition, Mercer beneficially owns or controls 8,364,500 warrants of Glass House (“Warrants”) (each of which entitles the holder to acquire one Equity Share for US$11.50 commencing 65 days after closing), representing approximately 29.4% of the issued and outstanding Warrants.

The securities were valued at US$10.00 (C$12.34) per share for purposes of the Transaction.

In connection with the Transaction, Mercer has entered into an investor rights agreement dated April 8, 2021, as amended on June 18, 2021, pursuant to which, among other things, 50% of the ultimate number of Equity Shares issued to Mercer on closing of the Transaction in exchange for the Class B Shares are subject to restrictions on transfer and potential forfeiture in certain circumstances, as described in BRND’s prospectus dated May 6, 2021. In addition, in connection with closing of the Transaction, Mercer entered into a lock-up agreement pursuant to which 50% of the Equity Shares held by Mercer following the closing of the Transaction are subject are subject to a six-month lock-up period and the remaining Equity Shares are subject to a twelve-month lock-up period.

The securities are being held for investment purposes. Mercer may buy or sell or exercise securities as circumstances warrant. A copy of Mercer’s early warning report will be available under Glass House’s profile on SEDAR at www.sedar.com or by contacting Mercer at (646) 977-7914.

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company’s efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

Media Contact

MATTIO Communications

glasshouse@mattio.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

Email: ir@mattio.com

Forward-Looking Statements

Certain information in this press release contains “forward looking information” within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to Glass House’s objectives and the strategies to achieve these objectives, as well as information with respect to its beliefs, plans, expectations, anticipations, forecasts, estimates and intentions, and information with respect to the current intention of the GH Founders and Mercer, respectively, with respect to their securityholdings in the Company. This forward-looking information is identified by the use of terms and phrases such as “will”, “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: the completion and success of the proposed SoCal Greenhouse and Element 7 transactions; the Company’s business plans and strategies; the Company’s competitive position; and the Company’s ability to develop products, scale production and distribute products. In addition, any financial projections and estimates contained in this press release, including projected revenue and adjusted EBITDA, constitute “forward looking information” and a “financial outlook” within the meaning of applicable securities laws. Such information is being provided to demonstrate the potential benefits of the proposed transaction and may not be appropriate for other purposes, and should not be relied upon as necessarily being indicative of future financial results. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, those described under “Risk Factors” in the Prospectus. The assumptions underlying such projections are also outlined in the Prospectus. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company’s business, financial condition or results of operation.

Non-GAAP Measures

This press release makes reference to certain non-United Stated Generally Accepted Accounting Principles (“U.S. GAAP”) measures, such as adjusted EBITDA and free cash flow. These measures are not recognized under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. Rather, these measures are provided as additional information to complement U.S. GAAP measures by providing further understanding of Glass House’s results of operations from management’s perspective. Market participants frequently use non-U.S. GAAP measures in the evaluation of issuers. Adjusted EBITDA is defined as adjusted for non-recurring, normalizing or one-time items, earnings before interest, taxes, depreciation and amortization, and free cash flow is defined as cash flows related to operating activities less additions to property, plant and equipment and net increase or decrease in finite life intangible assets. Glass House believe these non-U.S. GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Glass House’s financial condition, performance and results of operations. Glass House’s management uses these non-U.S. GAAP measures for trend analyses and for budgeting and planning purposes. Glass House believes that the use of these non-U.S. GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Glass House’s financial measures with other similar companies, many of which present similar non-U.S. GAAP financial measures to investors. Management of Glass House does not consider these non-U.S, GAAP measures in isolation or as an alternative to financial measures determined in accordance with U.S. GAAP. The principal limitation of these non-U.S. GAAP financial measures is that they exclude significant expenses and income that are required by U.S. GAAP to be recorded in Glass House’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercises of judgments by management about which expense and income are excluded or included in determining these non-U.S. GAAP financial measures. You should review GH Group, Inc.’s audited financial statements, which are included in the Prospectus, and not rely on any single financial measure to evaluate Glass House’s business. A reconciliation of these non-U.S. GAAP measure to U.S. GAAP figures is included in the Prospectus.